— PUBLIC —

21002427

UNITEDSTATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	October 31, 2023
Estimated average burden hours per response	12.00

SEC Mail Processing Section
MAR 03 2021
Washington DC
406

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-69743

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01-01-2020 (MM/DD/YY) AND ENDING 12-31-2020 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Securitize Markets, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

535 Fifth Avenue, 16th Floor
(No. and Street)

New York (City) NY (State) 10017 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Jeffrey Harpel 717-249-8803
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Friedman LLP
(Name – *if individual, state last, first, middle name*)

100 Eagle Rock Ave, #200 (Address) East Hanover (City) NJ (State) 07936 (Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, Christopher Wittenborn, CEO, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Securitize Markets, LLC, as of December 31, 2021, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

None.

ELAINE ALVES DA SILVA
Notary Public
Connecticut
My Commission Expires Jun 30, 2024

Signature

Chief Executive Officer
Title

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

SECURITIZE MARKETS, LLC

TABLE OF CONTENTS

	Page
Report of Independent Registered Public Accounting Firm	1
Financial Statements	
Statement of Financial Condition	2
Notes to Financial Statements	3

FRIEDMAN LLP®

ACCOUNTANTS AND ADVISORS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member
of Securitize Markets, LLC

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Securitize Markets, LLC as of December 31, 2020, and the related notes (collectively referred to as the "financial statements"). In our opinion, the statement of financial condition presents fairly, in all material respects, the financial position of Securitize Markets, LLC as of December 31, 2020 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of Securitize Markets, LLC's management. Our responsibility is to express an opinion on Securitize Markets, LLC's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Securitize Markets, LLC in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Friedman LLP

We have served as Securitize Markets, LLC's auditor since 2019.

East Hanover, New Jersey
March 1, 2021

SECURITIZE MARKETS, LLC

STATEMENT OF FINANCIAL CONDITION
AS OF DECEMBER 31, 2020

ASSETS		
Cash and cash equivalents	$	213,338
Deposit with vendor		14,446
Prepaid expenses and other current assets		10,862
Total assets	$	238,646
LIABILITIES & MEMBER'S EQUITY		
Accounts payable and accrued expenses		66,132
Payable to parent company		75,951
Total liabilities	$	142,083
MEMBER'S EQUITY		96,563
Total liabilities and member's equity	$	238,646

See notes to the financial statement.

SECURITIZE MARKETS, LLC

NOTES TO THE STATEMENT OF FINANCIAL CONDITION

1. ORGANIZATION AND DESCRIPTION OF BUSINESS

Securitize Markets, LLC (the "Company") was incorporated in the state of Delaware on December 10, 2015 as Orchard Marketplace, LLC which name was subsequently changed to Orchard Platform Markets, LLC and then Distributed Technology Markets, LLC. On November 16, 2020 the Company and a sister company, Velocity Platform, LLC were purchased by Securitize, Inc. Pursuant to the transaction, the Company became a wholly owned single member LLC subsidiary of Securitize, Inc. (the "Parent")and changed its name to Securitize Markets, LLC.

On September 28, 2016, the Company became registered with the Securities and Exchange Commission ("SEC") as a broker-dealer and is a member of the Financial Industry Regulatory Authority, Inc. ("FINRA"). The Company has been approved by FINRA to engage in private placement of securities including those in digital form, broker whole loans and loan portfolios, refer prospective customers to unaffiliated broker-dealers in return for a finders fee or percentage of commission generated, and operate an alternative trading system ("ATS") for secondary transactions in securities, including those in digital form.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The financial statements and accompanying notes have been prepared in accordance with accounting principles generally accepted in the United States of America ("US GAAP").

Cash and Cash Equivalents

For purposes of the statement of cash flows, the Company considers all highly liquid investments with a maturity of three months or less when purchased to be cash equivalents.

As of December 31, 2020, the Company maintains its cash accounts with a high credit quality financial institution fully insured by the Federal Deposit Insurance Corporation. The balance of the accounts regularly exceeds the federally insured limit of $250,000.

FINRA deposit - Deposit with vendor

The Company deposits cash in a FINRA sponsored account used to cover FINRA registration and compliance costs. These costs are forecasted concurrently with the Company's compliance evaluations, and monies are transferred into the account in advance as needed.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Income Taxes

The Company is not a taxpaying entity for federal and state income tax purposes and accordingly, no provision has been made for these income taxes. The Company files a consolidated return with its Parent, and a portion of this tax is allocated to the Company based on pro-rata earnings.

As a single member LLC the Company's taxable income or loss is reported on the tax returns of its ultimate owner.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the period reported. Actual results could differ from those estimates.

3. RELATED PARTIES

Employees of the Company are employees of the Parent. As such, the Company's Compensation & Benefits, as well as some Professional Services, General & Administrative and Other expenses are incurred at the Parent level and pushed down to the Company based on the allocation methodology described in the Company's Expense Sharing Agreement. As of December 31, 2020, the intercompany balance owed to the Parent was $75,951.

The Company's financial statements have been prepared assuming that it will continue as a going concern which includes obtaining financial support from the Parent that will allow it to meet its obligations as they fall due.

4. REGULATORY REQUIREMENTS

The Company is subject to the Uniform Net Capital Requirements of Rule 15c3-1 under the Securities Exchange Act of 1934, which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed the greater of $5,000 or 6-2/3% of aggregate indebtedness. At December 31, 2020, the Company had net capital of $71,255 which was $61,783 in excess of its required net capital of $9,472. The Company's aggregate indebtedness to net capital ratio was 1.99 to 1.

4. REGULATORY REQUIREMENTS (continued)

The Company has no possession or control obligations under Rule 15c3-3(b) or reserve deposit obligations under Rule 15c3-3(e) because its business is limited to engaging in private placement of securities including those in digital form, brokering whole loans and loan portfolios, referring prospective customers to unaffiliated broker-dealers in return for a finder's fee or percentage of commission generated, and operating an alternative trading system ("ATS") for secondary transactions in securities, including those in digital form and it (1) does not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers; (2) does not carry accounts of or for customers; and (3) does not carry PAB accounts (as defined in Rule 15c3-3).

5. CONTINGENT LIABILITIES

Litigation - As of December 31, 2020 there were no matters that management believes will have a material adverse impact on the Company's financial statements and hence no loss amount has been recorded in accordance with ASC 450-10, *Contingencies*.

6. LIQUIDITY

To date the Company has experienced operating losses and negative cash flows from operations. Whether and when the Company can attain profitability and positive cash flows from operations is uncertain. Support has been provided by the Parent, who has stated to the Company that this support will continue for the foreseeable future.

Having considered the above and having made due inquiries, management of the Company continues using the going concern basis in preparing the financial statements which assumes that the Company will continue in operation for the foreseeable future.

* * * * *